January 17, 2006

VIA FACSIMILE AND EDGAR

Ms. Marie Trimeloni Division of Corporation Finance Mail Stop 7010 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

RE:	CEMEX, S.A. de C.V. (File No. 1-14946)

Form 20-F for the Fiscal Year Ended December 31, 2004

Dear Ms. Trimeloni:

On behalf of CEMEX, S.A. de C.V., a stock corporation with variable capital organized under the laws of the United Mexican States (“CEMEX”), set forth below are CEMEX’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of CEMEX (the “20-F”) set forth in your letter dated November 22, 2005 (the “Comment Letter”). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 20-F.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1.

Where a comment below requests additional disclosures or other revisions, please provide us with your proposed disclosure. Some of our comments refer to U.S. GAAP literature. If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings.

As noted in the 20-F, during 2005 CEMEX completed the acquisition of RMC Group plc, a company incorporated under the laws of the United Kingdom (“RMC”). This transaction had a material impact on our revenues, operating income and balance sheet. As a result of this acquisition, our proposed disclosure in response to comment 2 of the Comment Letter relating to our segment information reflects our new business structure implemented following our acquisition of RMC’s global operations. This new business

Ave. Ricardo Margain Zozaya # 325 Garza Garcia , N.L., Mexico 66265. Tel.: (52-81) 8888-4072 Fax: (52-81) 8888-4399

Ms. Marie Trimeloni

January17, 2006

structure and geographic segment breakdown was reflected in the prospectus supplement filed pursuant to Rule 424(b)(2) on September 27, 2005 relating to our equity offering pursuant to our registration statements on Form F-3 (File Nos. 333-86700 and 333-128636), and will be reflected in our future filings.

Item 5 – Operating and Financial Review and Prospects

Results of Operations, page 56

2.	We note your disclosure relating to Results of Operations and have the following comments. Please refer to Item 5 of Form 20-F and Release 33-8350.
•

We note your analysis of net sales by geographic segment. You should also provide an analysis of the components of operating income by geographic segment. Your analysis should also include your Others segment as disclosed in Note 20 to your financial statements.

•

When you provide a segmental analysis of net sales and operating earnings, you should quantify the net sales and operating income of each segment, either in tabular or narrative form. When you analyze the fluctuations in sales volume and average prices shown in your table, you should quantify the sales volumes and average prices for your readers to make the discussion of variances more meaningful. When you analyze the underlying factors that led to those variances, you should quantify the effect of each underlying factor that you discuss to provide your readers with insight into the relative impact of each factor.

As described above, the major geographic segments to be included in our future filings will reflect our new business structure, which is the structure our top management uses for purposes of overseeing and evaluating our operations. Our analysis of net sales and operating income by geographic segment in future filings will also consider the materiality thresholds set forth under SFAS 131 with respect to the individual components within a geographic segment that should be presented separately.

We will comply with the Staff’s request and include in our future filings an analysis of the components of operating income by geographic segment, which analysis will include our “Others” segment. We will also quantify in future filings the net sales and operating income of each segment and the underlying factors that are identified with respect to variances in operating income, sales volumes and average prices.

Ms. Marie Trimeloni

January17, 2006

With respect to the Staff’s request for a quantification of sales volumes and average prices, we note that we have consistently provided an analysis of the percentages of change in both price and volume by geographic segment. Because of the disparity of reasons for changes in actual prices or volumes by country, we believe that percentage analyses are more meaningful than absolute constant peso amounts as they can more readily be put into context for a reader of the financial information.

We note that we have provided sales volumes of cement and ready-mix concrete on a consolidated basis in our MD&A with the intention of providing the reader with a sense of magnitude of these changes on CEMEX, as a whole. In light of the fact that, overall, we are the third largest global cement producer and the largest global ready-mix producer, we believe that presenting these sales volumes and average price data on a consolidated basis is sufficient for a reader to understand our results, particularly when we include the percentage table on a geographic segment basis, and that further detail is not necessary.

We strongly believe that providing sales volumes and average prices by geographic segment would not provide readers with meaningful information. The sales volumes and average price information will lack significance because it cannot be compared to similar information reported by our competitors as our competitors do not make such information publicly available.

For the reasons explained above, we intend to continue to disclose percentage fluctuations in sales volumes and average prices by segment without quantifying such information as we have in prior years for purposes of our MD&A discussion.

Our proposed additional disclosure by geographic segment to be included in the MD&A in our future filings, which for illustration purposes only, analyzes and discusses such figures for the six months ended June 30, 2004 and 2005, is set forth on Annex A hereto under the caption “Comment 2 Disclosure.”

Summary of Material Contractual Obligations and Commercial Commitments, page 77

3.	Please revise your table of contractual cash obligations to include the following:
•	Estimated interest payments on your debt;
•	Estimated payments under interest rate swap agreements; and

Ms. Marie Trimeloni

January17, 2006

•	Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

We will comply with the Staff’s request and revise our table of contractual obligations in future filings to include the items requested by the Staff.

With respect to our planned funding of pensions and other postretirement benefit obligations, we believe that the most meaningful information of cash flows to be presented in the table of contractual obligations would be our estimated future payments under these benefits.

Our proposed revised disclosure, taking as an example our obligations as of December 31, 2004, is set forth on Annex A hereto under the caption “Comment 3 Disclosure.”

Item 18 – Financial Statements for the Year Ended December 31. 2004

Note 3(F) – Significant Accounting Policies – Inventories and Cost of Sales, page F-9

4.

We note that cost of sales reflects replacement cost of inventories at the time of sale, and that replacement cost is based upon the latest purchase price or production cost. Please tell us specifically how this method of costing your inventory differs from last-in, first-out (“LIFO”). If this method does not differ significantly from LIFO, please disclose in Note 24 the excess of replacement or current cost over the stated inventory value, as required by Regulation S-X, Article 5-02(6)(c), and any applicable disclosures required by Staff Accounting Bulletin Topic 5L or 11F.

For the majority of our operations, our inventories are valued at the latest purchase price or the average price of the last purchases, when applicable. By the nature of our products, the majority of our inventories of finished goods and work in process have a turnover of less than 30 days. Thus, we do not have material layers of inventories at different costs because each month our entire inventories are substantially consumed and replaced. However, as a legacy of our acquisition of Southdown in 2000, which, unlike CEMEX, used the LIFO method of costing inventories, we are carrying a LIFO layer of inventory from our subsidiary in the U.S. Since we acquired this layer of inventory in a business combination, it was valued at its estimated sale price less the estimated cost of such sale; therefore, with

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January17, 2006

respect to this LIFO layer of inventory, we had an excess of stated inventory value over replacement cost in the amount of approximately U.S.$14 million as of December 31, 2004.

With respect to our inventories of raw materials and supplies and spare parts, for which turnover is greater than 30 days, Mexican GAAP requires that all non-monetary items be subject to a restatement process in order to reflect actual values. At the end of each month, the latest purchase price or an average price of last purchases is applied to the entire inventory, with a corresponding accounting adjustment against the deficit in equity restatement line item under stockholders’ equity in our balance sheet (the line item against which all restatement entries to non-monetary assets are charged or credited). We note that our accounting for inventories does not generate a reconciling item to U.S. GAAP, since under Regulation S-X inflation accounting represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting.

Note 3(H) – Significant Accounting Policies – Properties, Machinery and Equipment page F-9

5.	The range of useful lives for your industrial buildings, machinery and equipment of 10 to 35 years is very broad. Please separately discuss the types of assets that fall in each part of the range.

We will revise our disclosure of useful lives in future filings to address the Staff’s comment.

Our proposed revised disclosure of useful lives is set forth on Annex A hereto under the caption “Comment 5 Disclosure.”

Note 15(f) – Stockholders’ Equity – Other Equity Transactions page F-31

6.

Please tell us more regarding the purpose of the transaction described in the last paragraph of this note. Please also tell us the nature of the assets transferred and the basis for your accounting for transaction under U.S. and Mexican GAAP.

In 1995, we entered into a financing transaction pursuant to which one of our Mexican subsidiaries transferred shares of stock of one of its cement companies to a trust, and a third party purchased a beneficial interest in the trust for approximately U.S.$123.5 million in exchange for notes issued by the trust. At that time, we considered the terms of the transaction, which was similar to a securitization, advantageous. We had the right to

Ms. Marie Trimeloni

January17, 2006

reacquire these assets on various dates until 2007. In December 2003, we acquired the remaining assets for approximately U.S.$75.9 million.

During the course of the transaction, we were committed to make annual repurchases of the shares underlying the trust, as well as annual fee payments, which represented the cost of retaining the repurchase option.

Under Mexican GAAP, we considered the shares underlying the trust as owned by a third party; therefore, we recognized a minority interest in our consolidated balance sheet. Under U.S. GAAP, we cancelled our minority interest against mezzanine items, for an amount equivalent to the repurchase price of the shares at the balance sheet date, and against stockholders’ equity, for the difference between the redemption amount and the minority interest. The annual cost of retaining the repurchase option was recognized as financial expense in our income statement under both Mexican and U.S. GAAP.

Note 24 – Differences Between Mexican and United States Accounting Principles, F-47

7.

We note U.S. GAAP adjustment 14 entitled “Other U.S. GAAP adjustments” which you further explain in Note 24(k). As these adjustments affect multiple balance sheet captions, please disclose the impact on each caption in your reconciliation.

We will comply with the Staff’s request and revise our disclosure in future filings to include in our reconciliation table the individual effects of the adjustments that are currently aggregated under the caption “Other U.S. GAAP adjustments.”

Our proposed revised disclosure, using the periods presented in the 20-F as an example, is set forth on Annex A hereto under the caption “Comment 7 Disclosure.”

Note 24(c) - Differences Between Mexican and United States Accounting Principles – Other Employee Benefits, page F-50

8.

We read that most of your health care benefits are self-insured. Please disclose your self-insurance limits, if any, for each type of loss for which the company is self-insured. In addition, if material, disclose the amount you expensed for self-insured claims during each period presented. If applicable, discuss the reasons for significant fluctuations in MD&A.

Ms. Marie Trimeloni

January17, 2006

At December 31, 2004, we had established self-insured health care benefits schemes in our operations in Mexico, the United States, Puerto Rico and Venezuela. These schemes contain stop-loss limits by employees in two different forms. In Mexico and Venezuela, there are limits of U.S.$140,000 and U.S.$23,000, respectively, for each event where the employee requires continued medical assistance derived by a specific cause (e.g., an automobile accident, illness, etc.), while in the U.S. and Puerto Rico, there is a limit of U.S.$300,000 and U.S.$1,000,000, respectively, per employee regardless of the number of events. In theory, there is a risk that all employees qualifying for health care benefits may require medical services simultaneously; in that case, the contingency for CEMEX would be significantly larger. However, this scenario, while possible, is not probable.

The amount expensed for the year ended December 31, 2005 through self-insured health care benefits granted to our employees was approximately U.S.$50.0 million in these countries. This amount may increase as a result of the U.S. operations we acquired from RMC in case we decide to include such operations in the self-insurance scheme. In future filings, we will include the amount expensed for self-insured claims and, if applicable, we will disclose the reasons for any significant fluctuations related thereto in our MD&A.

Note 24(c) - Differences Between Mexican and United States Accounting Principles – Other Employee Benefits – Pension and Other Benefits, page F-51

9.

We note your disclosure regarding pensions and other postretirement benefits in Note 14. Please disclose the weighted average rate of compensation increase under your significant assumptions in accordance with paragraph 5(j) of SFAS 132(R).

We will comply with the Staff’s request and revise our disclosure in future filings to include the weighted average rate of salaries increase under the discussion of our significant assumptions used in the determination of our postretirement benefit liabilities.

Our proposed revised disclosure, using the periods presented in the 20-F as an example, is set forth on Annex A hereto under the caption “Comment 9 Disclosure.”

Note 24(r) – Stock Option Programs, page F-58

10.	Please provide each of the disclosures required by paragraphs 47-48 of SFAS 123.

Ms. Marie Trimeloni

January17, 2006

We will comply with the Staff’s request and we will include in future filings the following information:

•	The weighted average exercise price of options outstanding at the beginning of the reported year;
•

The range of exercise prices of options outstanding at the end of the reported year, and if applicable, identify the number of options outstanding in each strike price range when the highest strike price exceeds approximately 150 percent of the lowest strike price, which is the situation under our existing options; and

•	The number of vested and unvested options.

Our proposed revised disclosure, using the periods presented in the 20-F as an example, is set forth on Annex A hereto under the caption “Comment 10 Disclosure.”

11.

We note your statement that “[a]ccording to APB 25, compensation cost should be determined under the intrinsic cost method...for all plans that do not meet the following characteristics: (i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock.” Please tell us how you account for options that arc not hedged through the issuance of new shares and the basis in U.S. and Mexican GAAP for the change in your accounting. Please also address the change in your accounting discussed in note l on page 3 of your Form 6-K filed October 24, 2005. In that note you state that you will now account for your stock option programs using the fair value method due of the elimination of the economic hedge on their exercise,

As mentioned in our disclosure contained in footnote 16 to our consolidated financial statements as of December 31, 2004, under Mexican GAAP, we applied an accounting model that was consistent with APB 25, given the absence of a Mexican GAAP standard and the supplementary rules of Mexican GAAP. Under APB 25, there is a distinction between fixed plans and variable plans. According to this distinction, we determined that our fixed program (see note 16) meets the requirements for fixed accounting, while our special, voluntary, variable and restricted programs (see note 16) meet the requirements for variable accounting; therefore, for these programs, until August 2005, we accrued a provision representing the intrinsic value of the options as of the balance sheet date, while changes in the intrinsic value were recognized through our income statement.

Ms. Marie Trimeloni

January17, 2006

We consider our Special Program to be a variable plan under APB 25 given that, even when the options meet the requirements of a fixed plan (fixed strike price through the option’s tenure), we did not commit to issue new shares through the exercise of these options. Consequently, when an option is exercised, in theory we would need to go into the market in order to buy the underlying stock at its market price and deliver it to the executive in exchange for the strike price. For this reason, we determined that we have a liability for the difference between the market price of the stock and the option’s strike price.

With respect to our Voluntary and Variable Programs, we did not commit to the issuance of new shares upon exercise of the options, and the exercise price increases gradually during the option’s tenure. As a result, at inception, the exercise price at which the options will be exercised is not known; therefore, these programs automatically qualify for variable accounting under APB 25.

In the case of our Restricted Program, under APB 25, the program qualifies as a Stock Appreciation Right (“SAR”), given that we have granted our executives the right to benefit from the increases in the market value of our stock over the option’s strike price. APB 25 prescribes variable accounting for SAR-type programs.

In order to meet and hedge the obligations under our different variable programs, simultaneously with an options grant, we entered into equity forward contracts in our own stock with financial institutions for a number of shares equivalent to those underlying our options. Through these contracts, we secured the availability of our shares at prices similar to the strike prices established in the options, considering that the strike price of our shares in the equity forwards increased at substantially the same rate as the variable strike price established in the options. Until August 2005, when an exercise of options was triggered by the terms of the options, we bought the shares underlying our equity forwards from the financial institution at the strike prices established in the contracts. As a result of this hedge, our cost, represented by the intrinsic value of the options, was recovered through the equity forward contracts. In other words, when we settled our equity forwards, we realized a gain that was inversely related to the options’ cost.

Since we moved from fixed to variable stock option programs in 2001, for purposes of both Mexican and US GAAP, we have recognized all changes in the fair value of our equity forwards that hedged our stock option programs through our income statement, in addition to the cost generated by our programs (see note 16F).

Ms. Marie Trimeloni

January17, 2006

With respect to our accounting change which occurred in September 2005 and was disclosed in the Form 6-K referenced by the Staff, it was derived from the combined effect of two circumstances. The first was the effectiveness on January 1, 2005 of IFRS 2, Share-based Payment, which in the supplementary hierarchy of Mexican GAAP comes ahead of US GAAP. The second circumstance relates to the secondary equity offering we completed in September 2005, in connection with which we settled all our outstanding equity forwards held at the time of the offer through the sale by the financial institutions of the shares underlying the forward contracts.

Under IFRS 2, share-based programs qualifying as liabilities should be recognized at fair value through the income statement. We concluded that, as a result of the settlement of our equity forward contracts and the termination of the economic hedge of our stock options programs provided by the equity forward contracts, a liability arose under IFRS 2. Because the intrinsic value method is not a permitted accounting model under IFRS 2 for public entities, we revised our previous accrual determined under the intrinsic value method and recognized the difference against fair value. The fair value of our awards was determined through the use of binomial models, which better fit the characteristics of our programs.

Note 24(s) – Differences Between Mexican and United States Accounting Principles –Impairment of Long Lived Assets, page F-60

12.

We note your discussion of the impairment of goodwill in 2003 and 2004. Please provide a description of the facts and circumstances leading to the impairment charge, in accordance with paragraph 47(a) of SFAS 142.

As described in the 20-F, during 2003 and 2004, we took impairment charges on goodwill of approximately Ps 929.4 million and Ps248.9 million, respectively. The Ps248.9 million impairment charge in 2004 and Ps360.8 million of the impairment charge in 2003 related to our unit engaged in information technology solutions (“IT”). The remaining Ps568.6 million of the impairment charge in 2003 related to our Philippine reporting unit.

We test our reporting units for goodwill impairment by comparing the reporting unit’s book value against their corresponding fair value. Fair value is determined under the income approach, in which we make estimations of future cash flows to be generated by such units and discount them to their net present value, using the unit’s weighted average cost of capital for this purpose.

With respect to our IT unit, in the late 1990s, we began several initiatives in the information technology solutions area to: a) built an internet-

Ms. Marie Trimeloni

January17, 2006

based procurement network in alliance with other companies; b) position our Mexico-based IT solutions firm into an international player in the IT business area; and c) build an internet-based construction materials price club. These strategies were carried out in part through the acquisition of small IT solutions firms in Latin America, the United States, Spain and Portugal. The period in which we acquired those IT firms coincided with the peak of the Nasdaq boom, in which stocks of technology companies enjoyed very high prices given to what we now know were overly optimistic cash flow expectations.

Subsequent to our acquisitions, a significant market slowdown occurred. Additionally, due to the economic environment, companies decreased their investments in IT solutions to almost maintenance-only levels. In addition, the use of internet-based solutions for procurement purposes, either as customer or as supplier, has not grown to be as widely used as it was expected in the late 1990s, as a result of which our initiatives in these fields were curtailed. With respect to our IT solutions firm, our estimates of future cash flows were revised downward as a result of our experience in that market resulting in goodwill impairment charges in 2003 and 2004.

With respect to our Philippine reporting unit, we experienced a similar downturn as that described above. One of our acquisitions in the Philippines occurred in 1997. Subsequent to that time, significant negative events have occurred, including currency devaluations and a prolonged recession in the Philippines. Considering these negative events, our analysis in 2003 resulted in a goodwill impairment charge.

Schedule I, page S-2

13.

The presence of Schedule I in your filing implies that restrictions exist on the ability of your subsidiaries to transfer funds to the registrant in the form of dividends, loans or advances. If there are such restrictions, add appropriate disclosure, including the amount of restricted net assets. See Rules 4-08 (e)(3) and 5-04 (c) of Regulation S-X.

We understand that companies with restricted net assets exceeding 25% of their consolidated net assets are required to include Schedule 1 (Parent Company-only financial statements). We also understand that under Regulation S-X, restricted net assets mean that amount of the registrant’s proportionate share of net assets reflected in the balance sheets of its consolidated subsidiaries which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (e.g., a lender, regulatory agency, foreign

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January17, 2006

government, etc). Likewise, under Rule 4-08 (e)(3) of Regulation S-X, loan provisions prohibiting dividend payments, loans or advances to the parent by a subsidiary, are considered restrictions for purposes of computing restricted net assets.

As of December 31, 2004, the financing agreements entered by CEMEX and its subsidiaries do not include covenants or agreements that restrict the transfer of funds from CEMEX subsidiaries to the parent in the form of dividends, loans or advances. However, the financing agreements include some restrictive covenants that would be considered transfer restrictions under Rule 4-08 (e)(3) of Regulation S-X. These restrictive covenants are as follows:

(i) A restriction on asset dispositions that limits the use of proceeds of funds obtained from assets sales. The restriction requires CEMEX to a reinvest such proceeds in cement-related assets or payment of senior debt. As of December 31, 2004, CEMEX has senior debt in subsidiaries of approximately U.S.$3,653 million (equivalent to approximately 44.4% of our consolidated net assets); and

(ii) A financial covenant limiting the amount of total debt maintained in New Sunward Holdings (a Dutch holding company subsidiary) relative to the stockholder’s equity of CEMEX España, S.A. (our operating company in Spain and a direct subsidiary of New Sunward) to be not higher than 0.35 times. CEMEX believes that the outstanding debt in New Sunward Holdings should be considered as a restriction under the rule. As of December 31, 2004, New Sunward Holdings had outstanding debt of approximately € 989 million (U.S.$1,340 million) (equivalent to approximately 16.3% of our consolidated net assets).

In light of these restrictions, CEMEX had, as of December 31, 2004, more than 25% of its consolidated net assets subject to restrictions under Rule 4-08 (e)(3) of Regulation S-X.

We will comply with the Staff’s request and include in our future filings appropriate disclosure regarding these restrictions, including the amount of restricted net assets.

* * * *

Ms. Marie Trimeloni

January17, 2006

In connection with its responses to the Staff’s comments, CEMEX acknowledges that:

•	CEMEX is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action in respect of the filing; and
•	CEMEX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact Robert M. Chilstrom at (212) 735-2588, Yehuda Markovits at (212) 735-2919 or the undersigned at 011-52-81-8888-4472.

Sincerely,

/s/ Rafael Garza

Rafael Garza
Chief Accounting Officer

cc:	Rufus Decker, Accounting Branch Chief
Scott Watkinson, Review Accountant
Securities and Exchange Commission
Division of Corporation Finance

Ramiro Villarreal
Roger Saldana
CEMEX, S.A. de C.V.

Robert M. Chilstrom
Yehuda Markovits
Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Comment 2 Disclosure

CEMEX is a global supplier in the construction industry segment through the production and marketing of cement, ready-mix concrete and other construction materials. In substantially all the countries in which we operate, the production and trading of cement, ready-mix concrete and other construction materials are managed as a vertical supply integration that complements our services package and is designed to better fulfill our customers’ needs. A single country manager manages our operations in each country. These country managers report to our regional presidents.

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 in our sales volumes and average prices for the major countries and regions in which we have operations.

Country	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency 1
	Cement	Ready-Mix	Cement	Cement	Ready-Mix
North America
Mexico	-2%	+15%	+87%	-3%	-2%
United States	+6%	+156%	N/A	+18%	+27%
Europe
Spain	+9%	+54%	-39%	+5%	+5%
UK	N/A	N/A	N/A	N/A	N/A
Rest of Europe	N/A	N/A	N/A	N/A	N/A
South/Central America and the Caribbean
Venezuela	+17%	+13%	-16%	+11%	+25%
Colombia	+39%	+10%	N/A	-41%	-8%
Rest of South/Central America and the Caribbean	+3%	+16%	+19%	-1%	-4%
Africa and Middle East
Egypt	+13%	+31%	-39%	+14%	+20%
Rest of Africa and Middle East	N/A	N/A	N/A	N/A	N/A
Asia
Philippines	-1%	N/A	+17%	+16%	N/A
Rest of Asia	+18%	N/A	N/A	Flat	N/A

N/A = Not Applicable

1.

For purposes of the variations in the average domestic cement and ready-mix prices for an individual country within each geographic segment, represents the average change in prices in local currency terms. For purposes of a region, prices in local currency are first translated into U.S. dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. dollar terms based on sales volumes.

On a consolidated basis, our cement sales volumes increased approximately 18%, from 32.5 million tons in the first half of 2004 to 38.2 million tons in the first half of 2005, and our ready-mix concrete sales volumes increased approximately 163%, from 11.7 million cubic meters in the first half of 2004 to 30.7 million cubic meters in the first half of 2005. Our net sales increased approximately 74% from Ps42,827 million in the first half of 2004 to Ps74,686 million in the first half of 2005, and our operating income increased approximately 30% from Ps9,829 million in the first half of 2004 to Ps12,786 million in the first half of 2005.

Excluding the effect of the consolidation of RMC’s operations, from the first half of 2004 to the first half of 2005, our consolidated cement sales volumes increased approximately 2%, our consolidated ready-mix concrete sales volumes increased approximately 13%, our consolidated net sales increased approximately 5%, and our consolidated operating income increased approximately 2%.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the six-month periods ended June 30, 2004 and 2005. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Net Sales
Geographic Segment	Variations in local currency	Approximate currency fluctuations, net of inflation effects 1	Variations in constant Mexican Pesos	For the Six Months Ended June 30,
				2004	2005
North America				(In millions of constant Mexican pesos as of June 30, 2005)
Mexico	-1.4%	5.0%	3.6%	15,584.1	16,149.9
United States 2	100%	-13.1%	86.9%	10,429.8	19,492.1
Europe
Spain 3	25.8%	-8.1%	17.7%	7,058.6	8,310.4
United Kingdom 4	N/A	N/A	N/A	N/A	7,275.9
Rest of Europe 5	N/A	N/A	N/A	N/A	11,906.6
South/Central America and the Caribbean
Venezuela	11.0%	-2.8%	8.2%	1,846.2	1,997.5
Colombia	-13.2%	11.3%	-1.9%	1,322.0	1,296.4
Rest of South/Central America and the Caribbean 6	8.9%	-8.5%	0.4%	3,591.6	3,606.1
Africa and Middle East
Egypt	24.3%	0.9%	25.2%	1,030.5	1,289.8
Rest of Africa and Middle East 7	N/A	N/A	N/A	N/A	1,232.2
Asia
Philippines	17.0%	-6.3%	10.7%	861.5	953.7
Rest of Asia 8	178.4%	-8.1%	170.3%	153.3	414.3

Others 9	12.5%	-6.7%	5.8%	5,209.7	5,510.7
				47,087.3	79,435.6
Eliminations from consolidation				(4,259.9)	(4,749.1)
Consolidated net sales				42,827.4	74,686.5

Operating Income
Geographic Segment	Variations in local currency	Approximate currency fluctuations, net of inflation effects 1	Variations in constant Mexican Pesos	For the Six Months Ended June 30,
				2004	2005
North America				(In millions of constant Mexican pesos as of June 30, 2005)
Mexico	-16.0%	4.3%	-11.7%	6,156.6	5,434.0
United States 2	211.4%	-20.0%	191.4%	1,107.1	3,226.4
Europe
Spain 3	26.7%	-8.3%	18.4%	1,741.8	2,061.7
United Kingdom 4	N/A	N/A	N/A	N/A	458.0
Rest of Europe 5	N/A	N/A	N/A	N/A	1,039.7
South/Central America and the Caribbean
Venezuela	3.8%	-2.7%	1.1%	570.9	577.4
Colombia	-66.8%	1.9%	-64.9%	614.3	215.7
Rest of South/Central America and the Caribbean 6	-51.1%	-3.9%	-55.0%	931.6	419.6
Africa and Middle East
Egypt	50.6%	1.2%	51.8%	305.6	463.8
Rest of Africa and Middle East 7	N/A	N/A	N/A	N/A	55.0
Asia
Philippines	34.8%	-7.1%	27.7%	151.9	194.0
Rest of Asia 8	-37.3%	-1.9%	-39.2%	27.8	16.9

Others 9	18.5%	4.1%	22.6%	(1,778.4)	(1,376.7)
Consolidated operating income				9,829.2	12,785.5

1.

For purposes of the variations in the average domestic cement and ready-mix prices for an individual country within each geographic segment, represents the average change in prices in local currency terms. For purposes of a region, prices in local currency are first translated into U.S. dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. dollar terms based on sales volumes

2.

Our net sales and operating income in the United States for the six months ended June 30, 2005 include the results of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the four-month period ended June 30, 2005.

3.

Our net sales and operating income in Spain for the six months ended June 30, 2005 include the results of the ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition for the four-month period ended June 30, 2005.

4.	Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the four-month period ended June 30, 2005.
5.

Our Rest of Europe region includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary, Latvia and Denmark we acquired as a result of the RMC acquisition for the four-month period ended June 30, 2005.

6.

Our Rest of South/Central America and the Caribbean region includes our operations in Costa Rica, Panama, Dominican Republic, Nicaragua, Guatemala and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition, for the four-month period ended June 30, 2005.

7.	Our Rest of Africa and Middle East region includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the four-month period ended June 30, 2005.
8.

Our Rest of Asia region includes our operations in Thailand and Bangladesh, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the four-month period ended June 30, 2005.

9.	Our “Others” region refers mainly to our worldwide trade maritime operations, our information solutions company and other minor subsidiaries.

Comment 3 Disclosure

For purposes of presenting the approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations as of December 31, 2004:

	Payments Due by Period
	(In millions of U.S. Dollars)
Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term bank loans and notes payable	5,448	561	3,018	1,321	548
Capital lease obligations	2	2	-	-	-
Total debt (1)	5,450	563	3,018	1,321	548
Operating leases (2)	485	110	173	112	90
Interest payments on our indebtedness (3)	803	296	365	127	16
Estimated cash flows under interest rate derivatives (4)	272	119	122	31	-
Unconditional purchase obligations under equity forward contracts (5)	1,157	531	626	-	-
Planned funding of pension plans and other postretirement benefits (6)	441	46	88	85	222

(1)

Total long-term debt including current maturities is presented in note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, as of December 31, 2004, we had lines of credit totaling approximately U.S.$3.8 billion, of which the available portion amounted to approximately U.S.$2.1 billion. The scheduling of debt payments does not consider the effect of any refinancing that may occur on our debt during the following years. However, we have been successful in the past in replacing our long-term obligations with others of similar nature and we intend to do so in the future.

(2)

Operating leases have not been calculated on the basis of net present value; instead they are presented in the basis of nominal future cash flows. See note 22D to our consolidated financial statements included elsewhere in this annual report. Our operating leases include the lease of a cement plant in New Braunfels, Texas, which expires on September 9, 2009. We have an option to purchase this plant at the termination of the lease for fair value, and we have an early buy-out option that can be exercised in January 2007 for a fixed amount.

(3)	In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2004.
(4)

Our estimated cash flows under interest rate derivatives, which include the interest rate cash flows under our interest rate swaps and our cross currency swap contracts, represent the net amount between the rate we pay and the rate we receive under such contracts. In the determination of our future estimated cash flows, we used the interest rates applicable under such contracts as of December 31, 2004.

(5)

The scenario under which the amounts presented under this line item are determined assumes that, upon settlement of our equity forward contracts, we will repurchase all the underlying CPOs or ADSs. Even when this scenario is possible, we consider that it is not probable considering that in order for such a repurchase to take place, all the underlying transactions to which the equity forward contracts are related, such as our employee stock option programs, would expire unexercised (out of the money). Also, the scenario does not take into account that we may elect net cash settlement at maturity of the equity forward contracts and permit our counterparties to sell the underlying CPOs into the market, in which case, the expected cash flow would be materially different. As of December 31, 2004, the aggregate estimated fair value of these contracts was a gain of approximately U.S.$66.2 million. The total amount of U.S.$531 million due in the short term is related to the contracts that hedge our employee stock option programs. We expect that these contracts will be refinanced from time to time relative to the underlying hedged items. In addition, we have provided third party standby letters of credit for the benefit of our counterparties in the equity forward contracts and other financial transactions in the amount of U.S.$25.8 million at December 31, 2004. For accounting purposes these letters of credit represent contingent obligations. See note 22A to our consolidated financial statements included elsewhere in this annual report.

(6)

Amounts relating to our planned funding to pensions and other postretirement benefits presented in the table above represent our estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. dollars at the exchange rates as of December 31, 2004, and includes our estimate of the number of new retirees during such future years.

Comment 5 Disclosure

Properties, machinery and equipment are presented at their restated value, using the inflation index of the assets’ origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency. Depreciation of property, machinery and equipment is provided on the straight-line method over the estimated useful lives of the assets. The average maximum useful lives by category of assets are as follows:

Years
Administrative buildings	50
Industrial buildings	35
Machinery and equipment at plant	20
Trucks, mixers and motor vehicles	8
Office furniture, equipment and other assets	10

Comment 7 Disclosure

The other principal differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004, and their effect on consolidated net income and earnings per share, are presented below:

			Years ended December 31,
			2002	2003	2004
	Net income reported under Mexican GAAP	Ps	6,339.2	7,508.4	14,562.3
	Inflation adjustment (*)		(427.5)	(60.1)	–
	Net income reported under Mexican GAAP after inflation adjustment		5,911.7	7,448.3	14,562.3
	Approximate additional U.S. GAAP adjustments:
1.	Amortization of goodwill (note 24(a))		1,822.6	2,051.3	883.4
2.	Deferred income taxes (note 24(b))		2,441.7	(65.1)	382.7
3.	Deferred employees' statutory profit sharing (note 24(b))		(204.9)	94.1	(55.9)
4.	Other employee benefits (note 24(c))		(33.5)	91.1	27.6
5.	Capitalized interest (note 24(d))		(42.2)	(48.2)	9.9
6.	Minority interest (note 24(e)):
	a) Financing transactions		(176.0)	(184.4)	–
	b) Effect of U.S. GAAP adjustments		35.4	(25.7)	(31.5)
7.	Hedge accounting (note 24(l))		(2,693.0)	(871.3)	184.3
8.	Depreciation (note 24(f))		13.8	51.4	19.1
9.	Accruals for contingencies (note 24(g))		8.0	(114.8)	(32.1)
10.	Equity in net income of affiliated companies (note 24(h))		12.5	(10.2)	(7.9)
11.	Inflation adjustment of fixed assets (note 24(i))		(397.5)	(276.1)	(239.7)
12.	Temporary equity from forward contracts (note 24(j))		(567.0)	780.4	–
13.	Derivative instruments and equity forward contracts in CEMEX’s stock (notes 24(l) and 24(m))		–	437.4	1,938.4
14.	Other adjustments – Computer software development (note 24(k))		(214.5)	(366.3)	(27.7)
15.	Other adjustments – Deferred charges (note 24(k))		(306.4)	95.3	89.6
16.	Other adjustments – Monetary position result (note 24(k))		571.6	307.6	262.9
	Approximate U.S. GAAP adjustments before cumulative effect of accounting change		270.6	1,946.5	3,403.1
	Approximate net income under U.S. GAAP before cumulative effect of accounting change		6,182.3	9,394.8	17,965.4
	Cumulative effect of accounting change:
	a) Asset retirement obligations (note 24(k))		–	(94.1)	–
	b) Equity Forward Contracts (note 24(m))		–	(581.1)	–
	Approximate net income under U.S. GAAP after cumulative effect of accounting change	Ps	6,182.3	8,719.6	17,965.4

Basic EPS under U.S. GAAP before cumulative effect of accounting change	Ps	1.38	1.99	3.60
Diluted EPS under U.S. GAAP before cumulative effect of accounting change		1.38	1.94	3.58

Basic EPS under U.S. GAAP after cumulative effect of accounting change	Ps	1.38	1.84	3.60
Diluted EPS under U.S. GAAP after cumulative effect of accounting change		1.38	1.80	3.58

At December 31, 2003 and 2004, the other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated stockholders' equity, with an explanation of the adjustments, are presented below:

			At December 31,
			2003	2004
	Total stockholders' equity reported under Mexican GAAP	Ps	80,797.2	91,566.8
	Inflation adjustment (*)		(646.5)	–
	Total stockholders' equity reported under Mexican GAAP after inflation adjustment		80,150.7	91,566.8
	Approximate additional U.S. GAAP adjustments:
1.	Goodwill, net (note 24(a))		1,329.8	5,621.5
2.	Deferred income taxes (note 24(b))		809.6	990.3
3.	Deferred employees' statutory profit sharing (note 24(b))		(3,170.2)	(3,059.4)
4.	Other employee benefits (note 24(c))		(185.3)	(148.8)
5.	Capitalized interest (note 24(d))		(551.7)	(505.8)
6.	Minority interest—effect of financing transactions (note 24(e))		(788.1)	–
7.	Minority interest—U.S. GAAP presentation (note 24(e))		(5,711.2)	(4,536.4)
8.	Depreciation (note 24(f))		(58.1)	(78.7)
9.	Accruals for contingencies (note 24(g))		33.1	–
10.	Investment in net assets of affiliated companies (note 24(h))		(257.1)	(267.4)
11.	Inflation adjustment for machinery and equipment (note 24(i))		3,973.8	3,208.9
12.	Derivative instruments and equity forward contracts in CEMEX’s stock (notes 24(l) and 24(m))		418.4	238.7
13.	Other adjustments – Computer software development (note 24(k))		26.9	–
14.	Other adjustments – Deferred charges (note 24(k))		(510.1)	(396.7)
	Approximate U.S. GAAP adjustments before cumulative effect of accounting change		(4,640.2)	1,066.2
	Approximate stockholders' equity under U.S. GAAP before cumulative effect of accounting change		75,510.5	92,633.0
	Cumulative effect of accounting change:
	a) Equity Forward Contracts (note 24(m))		(555.9)	–
	Approximate stockholders' equity under U.S. GAAP after cumulative effect of accounting change	Ps	74,954.6	92,633.0

Comment 9 Disclosure

The Company applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine postretirement benefit liabilities. The most significant assumptions used in the determination of the net periodic cost are summarized as follows:

	2002	2003	2004
Range of discount rates used to reflect the obligations’ present value	3.0% – 7.0%	4.5% – 8.0%	4.5% – 8.0%
Weighted average rate of salaries increase	3.1%	2.3%	2.5%
Weighted average rate of return on plan assets	7.8%	7.8%	7.6%

Comment 10 Disclosure

The information relating to stock option programs, presented in terms of equivalent CPOs and considering the effect of the options exchange program described below, is summarized as follows:

Options	Restricted Programs (A)	Variable Program (B)	Fixed Program (C)	Special Program (D)	Voluntary Programs (E)
As of December 31, 2002	–	98,592,824	6,575,525	4,963,775	16,049,305
Changes in 2003:
Granted	–	22,346,738	–	2,682,985	38,583,989
Cancelled	–	(22,799)	(533,608)	–	(9,700,280)
Exercised	–	–	(1,352,582)	(17,500)	(38,884,926)
As of December 31, 2003	–	120,916,763	4,689,335	7,629,260	6,048,088
Changes in 2004:
Granted	273,582,522	14,554,323	–	2,742,505	–
Cancelled	–	–	–	–	–
Exercised	(121,517,922)	(132,393,239)	(1,998,466)	(744,505)	(6,013,088)
As of December 31, 2004	152,064,600	3,077,847	2,690,869	9,627,260	35,000
Exercise Prices:
Options outstanding at the beginning of year*	–	U.S.$5.02	Ps29.33	U.S.$4.62	U.S.$4.14
Options exercised during the year*	U.S.$5.13	U.S.$5.07	Ps25.64	U.S.$4.65	U.S.$4.17
Options outstanding at year-end*	U.S.$7.32	U.S.$5.22	Ps30.11	U.S.$4.89	U.S.$5.92

Number of options by strike price:	1,190,224 - $5.1	397,516 - $4.2	94,458 - Ps15.0	2,525,305 - $3.9	–
	11,723,140 - $5.8	67,295 - $4.7	571,955 - Ps23.2	1,941,450 - $4.5	–
	139,151,236 - $7.5	58,742 - $5.0	1,267,644 - Ps30.5	2,418,000 - $5.4	–
	–	1,947,577 - $5.3	422,963 - Ps35.5	2,742,505 - $5.6	–
	–	606,717 - $5.8	333,849 - Ps37.8	–	–
Number of options by vesting:
Vested	141,876,272	2,545,379	2,607,452	4,499,821	35,000
Unvested	10,188,328	532,468	83,417	5,127,439	–
Remaining average life of options	7.7 years	7.4 years	3.0 years	8.1 years	3.5 years

*	Weighted average exercise price per CPO.